EXHIBIT NO. 3
RITCHIE BROS. AUCTIONEERS INCORPORATED
Management’s Discussion and Analysis of Financial Condition
And Results of Operations
For the Year Ended December 31, 2009

Overview
The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.”, the “Company”, “we” or “us”) for the year ended December 31, 2009 compared to the year ended December 31, 2008. This discussion should be read in conjunction with our audited consolidated financial statements and notes thereto for the year ended December 31, 2009, and with the disclosures below regarding forward-looking statements and risk factors. The date of this discussion is as of March 1, 2010. Additional information relating to our Company, including our Annual Information Form, is available by accessing the SEDAR website at www.sedar.com. None of the information on the SEDAR website is incorporated by reference into this document by this or any other reference.
We prepare our consolidated financial statements in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. There are no material measurement differences between the financial position and results of operations reflected on those financial statements and the financial position and results of operations that would be reported under generally accepted accounting principles in the United States, or U.S. GAAP, except as described in note 14 to our audited consolidated financial statements. Amounts discussed below are based on our audited consolidated financial statements prepared in accordance with Canadian GAAP and are presented in U.S. dollars. Unless indicated otherwise, all tabular and related footnote dollar amounts presented below are expressed in thousands of dollars, except per share amounts.
Ritchie Bros. is the world’s largest auctioneer of industrial equipment, selling more equipment to on-site and online bidders than any other company in the world. Our world headquarters are located in Vancouver, British Columbia, Canada, and as of the date of this discussion, we operated from over 110 locations in more than 25 countries, including 40 auction sites worldwide. We sell, through unreserved public auctions, a broad range of used and unused industrial assets, including equipment, trucks and other assets utilized in the construction, transportation, agricultural, material handling, mining, forestry, petroleum and marine industries. Our purpose is to use unreserved auctions to create a global marketplace for our customers.
We operate mainly in the auction segment of the global industrial equipment marketplace. Our primary target markets within that marketplace are the used truck and equipment sectors, which are large and fragmented. The world market for used trucks and equipment continues to grow, primarily as a result of the increasing, cumulative supply of used trucks and equipment, which is driven by the ongoing production of new trucks and equipment. Industry analysts estimate that the world-wide value of used equipment transactions, of the type of equipment we sell at our auctions, is greater than $100 billion per year. Although we sell more used equipment than any other company in the world, our share of this fragmented market is in the range of 3%.
In recent periods, approximately 80% of what was sold at our auctions was purchased by end users of trucks and equipment (retail buyers), such as contractors, with the remainder being purchased primarily by truck and equipment dealers, rental companies and brokers (wholesale buyers). Consignors to our auctions represent a broad mix of equipment owners, the majority being end users of equipment, with the balance being finance companies, truck and equipment dealers and equipment rental companies, among others. Consignment volumes at our auctions are affected by a number of factors, including regular fleet upgrades and reconfigurations, financial pressure, retirements, and inventory reductions, as well as by the timing of the completion of major construction and other projects.
We compete directly for potential purchasers of industrial assets with other auction companies. Our indirect competitors include truck and equipment manufacturers, other third party methods, and equipment rental companies that offer an alternative to purchasing. When sourcing equipment to sell at our auctions, we compete with other auction companies, other third party methods, and equipment owners that have traditionally disposed of equipment through private sales. Private sales between equipment owners are the dominant form of transaction in the used truck and equipment sectors.

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We have several key strengths that we believe provide distinct competitive advantages and will enable us to grow and make our auctions more appealing to both buyers and sellers of industrial assets. Some of our principal strengths include:
•	Our reputation for conducting only unreserved auctions and our widely recognized commitment to honesty and fair dealing.
•	Our ability to transcend local market conditions and create a global marketplace for industrial assets by attracting diverse audiences of mainly end-user bidders from around the world to our auctions.
•	Our size, our financial strength and access to capital, the international scope of our operations, our extensive network of auction sites, and our marketing skills.
•	Our ability to enhance our live auctions with technology using our online bidding service, our proprietary Virtual Ramp methodology, which projects equipment photos and information onto a large screen to allow bidders to view each item as they bid. Also our Timed Auction system, which we piloted in 2009 and started rolling out to our auction sites at the beginning of 2010; this allows our customers to bid on lower valued items at their convenience rather than waiting for the auction schedule.
•	Our in-depth experience in the marketplace, including our equipment valuation expertise and proprietary customer and equipment databases.
•	Our dedicated and experienced workforce, which allows us to, among other things, enter new geographic markets, structure deals to meet our customers’ needs and provide high quality and consistent service to consignors and bidders.
Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. When we say “unreserved” we mean that there are no minimum bids or reserve prices on anything sold at a Ritchie Bros. auction – each item sells to the highest bidder on sale day, regardless of the price. In addition, consignors (or their agents) are not allowed to bid on or buy back or in any way influence the selling price of their own equipment. We maintain this commitment to the unreserved auction process because we believe that an unreserved auction is a fair auction.
We attract a broad base of bidders from around the world to our auctions. Our worldwide marketing efforts help to attract bidders, and they are willing to travel long distances or participate online in part because of our reputation for conducting fair auctions. These diverse multinational, mainly end user bidding audiences provide a global marketplace that allows our auctions to transcend local market conditions, which we believe is a significant competitive advantage. Evidence of this is the fact that in recent periods an average of approximately 60% of the value of equipment sold at our auctions left the region of the sale.
We believe that our ability to consistently draw significant numbers of local and international bidders from many different end markets to our auctions, most of whom are end users rather than resellers, is appealing to sellers of used trucks and equipment and helps us to attract consignments to our auctions. Higher consignment volumes attract more bidders, which in turn attract more consignments, and so on in a self-reinforcing process that has helped us to achieve substantial momentum in our business.
In spite of the difficulties being faced by many companies as a result of recent economic events, we believe that our business model remains strong and our strategy continues to be viable. Financial and economic uncertainty generally acts as an incentive for equipment owners to turn their surplus assets into cash quickly, efficiently and for fair market value, which we believe benefits our business. In our experience over the last 50 years, when cash flow or credit is tight and there is uncertainty in the market, traditional buyers of new equipment are more likely to look for good quality, late-model used equipment, resulting in demand for equipment at our auctions. We believe there is still a significant volume of surplus used equipment in the market. However, in some geographic areas in which we operate, particularly the United States, gross auction proceeds (described below) in 2009 were adversely affected by market uncertainty.

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We believe many equipment owners are holding on to idle assets rather than selling them, hoping for the economy to recover and used equipment pricing to improve. We have seen recent signs in many of our geographic markets that equipment owners and their financial institutions are starting to accept the current environment as the new reality, and we believe we are well positioned to assist these owners when they do decide to sell their surplus assets. In some other markets, such as Canada, we experienced strong growth in 2009.
Our strategy, which is discussed in more detail below, is designed in part to increase our share of the large and highly fragmented used equipment market, and market share gains tend not to be directly impacted by economic uncertainty. Also, there are still a significant amount of infrastructure and other construction projects being undertaken around the world, which we believe benefit our business by generating equipment buying and selling activity at our auctions.
Equipment values at our auctions trended down through 2007, 2008 and into the early part of 2009; they remained relatively stable for the balance of 2009. In 2009 we generally saw these auction value decreases being offset by increased consignment volumes in our Canadian and European auctions, but not in the United States market. The mix of equipment being sold at our auctions changes continually and in 2009 the mix included an increase in the number of lower value lots (which generally attract a higher commission rate). This mix shift resulted in lower average gross auction proceeds per lot in 2009 and modestly increased our auction revenue rate (i.e. auction revenues as a percentage of gross auction proceeds – please see further discussion below) as lower value lots are generally charged at a higher commission rate.
We have re-examined our growth strategy, including operating and capital plans, and overall we continue to believe our business model is well suited for current economic conditions. We also believe that designing and executing our strategy over the long term will continue to be a more significant determinant of our ability to grow our earnings than the macro economic environment, in part because our share of the world market for used trucks and equipment is so small. We believe that our growth is not directly dependent on growth of the broader used truck and equipment market.
Growth Strategies
Our long-term mission is to be the world’s largest marketplace for commercial and industrial assets. Our principal goals are to grow our earnings per share at a manageable pace over the long term while maintaining a reasonable return on invested capital, and to maintain and enhance the Ritchie Bros. culture. Our preference is to pursue sustainable growth with a consistently high level of customer service, rather than targeting aggressive growth and risking erosion of the strong customer relationships and high level of customer service that we believe differentiate us from our competitors.
To grow our business, we are focusing simultaneously on three different fronts, and we believe these three key components of our strategy work in unison.
1.	Our people
People are a key driver of our growth, and one of our key strategies is to build the team that will help us achieve our goals. This includes recruiting, training and developing the right people, as well as enhancing the productivity of our sales force and our administrative support teams by giving them the tools and training they need to be effective. This component of our strategy also includes active succession planning and leadership development, with a focus on developing employees from within our Company.
Our ability to recruit, train and retain capable new members for our sales team has a significant influence on our rate of growth. Ours is a relationship business and our Territory Managers are the main point of contact with our customers. We look for bright, hard-working individuals with positive attitudes, and we are committed to providing our people with a great workplace and opportunities to grow with the Company and become future leaders of our global team. Our target is to increase our sales force by an average of 5-10% per year.

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2.	Our places
We intend to continue to expand our presence in existing markets and enter new markets, and to expand our international auction site network to handle expected growth in our business. When we talk about markets, we are referring to geographic markets and industry sectors.
Although we expect that most of our growth in the near future will come from expanding our business and increasing our penetration in regions where we already have a presence, such as the United States and Western Europe, we anticipate that emerging markets in developing countries will be important in the longer term. Our sales offices in many of these emerging markets have been established to position us to take advantage of these future growth opportunities and we will continue to invest in frontier markets in the future.
We plan to expand our worldwide network of auction sites, adding an average of at least two new permanent auction sites or regional auction units to our network every year. In addition, we intend to expand or replace existing auction sites as necessary to provide capacity for increased sales volumes. Our auction site network does not directly drive our growth, but is a critical competitive advantage and helps us to sustain efficient and scalable growth. We also intend to continue to hold offsite auctions in new regions to expand the scope of our operations.
We also aim to increase our market share in our core markets of construction, transportation and agricultural equipment, and to sell more assets in categories that are complimentary to these core markets. Examples of these complimentary categories include mining, forestry and petroleum assets.
3.	Our processes
We are committed to developing and continually refining the processes and systems that we use to conduct our business. We believe that this continuous improvement focus will allow us to grow our revenues faster than our operating costs over the long term. We also intend to use technology to facilitate our growth and enhance the quality and service level of our auctions.
Over the past few years we have made significant progress in developing business processes and systems that are efficient, consistent and scalable, including the successful implementation of a new enterprise resource planning system.
We believe that these three components work together because our people help us to achieve our growth objectives, our places give us focus areas for and the capacity to handle growth, and our processes help us to achieve that growth with efficiency and consistency while continuing to deliver value to our customers.
Strategy Execution in 2009
Highlights of the year ended December 31, 2009, included:
People
In 2009 we increased our sales team to 302 people, a 14% increase compared to the end of 2008. Because our business depends on trusting relationships with our customers to generate consignments to our auctions, it can often take two to three years for a sales person to achieve a suitable level of productivity. Our productivity, which we measure as gross auction proceeds per revenue producer, was lower in 2009 than 2008 in part as a result of this more rapid than normal growth in our sales force; it may take a year or more for our productivity to improve. However, we expect that investing in our sales force will help us to achieve our growth strategies.

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Places
During 2009 we added three auction sites to our network and replaced an additional four sites with larger facilities. In 2010, we plan to add at least four sites to our network and replace three sites. Other achievements regarding our strategic plan for ‘Places’ included:
•	We held our first auctions in India and Turkey, our second auction in Poland and our first auction in Panama since 1999, continuing the development of our business in our frontier markets.
•	We completed the acquisition of the auction business and certain assets of Martella Auction Company Inc., an agricultural and industrial equipment auctioneer based in Tipton, California. As part of that acquisition, we signed a lease for Martella’s 65-acre Tipton auction site. This transaction added to our sales team and our network of auction sites.
•	We broke regional gross auction proceeds records in Denver, Colorado; Fort Worth, Texas; Houston, Texas; Dubai, UAE; Caorso, Italy; Moncofa, Spain; Madrid, Spain; Paris, France; Edmonton, Alberta; London, Ontario; and Montreal, Quebec.
•	We held our first auction at our replacement permanent auction sites in Houston, Texas; Minneapolis, Minnesota; Grande Prairie, Alberta; and Mexico City, Mexico and at our new permanent auction site in London, Ontario and our new regional auction unit in Madrid, Spain.
•	We completed the purchase of approximately 62 acres of land in Caorso, Italy, on which we built a new permanent auction site to replace our existing regional auction unit in that region. This new permanent auction site is expected to conduct its grand opening auction in early 2010.
•	We completed the purchase of approximately 74 acres of land in Madrid, Spain, and held our first auction at that location. We are building a new permanent auction site in Madrid to complement our existing regional auction unit in Moncofa, Spain which we expect to open in 2010.
•	We completed the purchase of approximately 67 acres of land near St. Louis, Missouri, on which we are building a new permanent auction site that we expect to open in 2010.
•	We conducted our first auction at our new regional auction unit in Geelong, Australia, which replaced our regional auction unit in Melbourne, Australia.
•	We extended the term of the lease on our regional auction unit in Las Vegas, Nevada to 25 years.
•	We signed a long term lease on 41 acres of land in Meppen, Germany and began construction of a regional auction unit scheduled to open in 2010; and a long term lease on 37 acres in Salt Lake City, Utah on which we intend to construct a new regional auction unit to open in 2010.
Additionally, subsequent to year end, we conducted our grand opening auction at our new permanent auction facility in Narita, Japan. We also completed the construction of and relocated to our new Vancouver, British Columbia replacement permanent auction site.

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Processes
Key achievements regarding our strategic plan for ‘Processes’ included:
•	We piloted our new Timed Auction technology, which allows us to sell certain consumer and lower value items, such as buckets and attachments, without our usual live auctioneers and ringmen. This automated system will result in tremendous efficiencies at our auctions, allowing us to sell many lower value items in a shorter time and for lower costs. We intend to roll out our Timed Auction system throughout our network in 2010.
•	We completed a worldwide rollout of our Field Asset Information Management System, which is an automated system that enables our personnel to perform equipment inspections and appraisals in a more consistent and efficient basis using a hand held tool and sophisticated image management system.
•	We initiated the worldwide rollout to our sales team of a new sales force automation tool. This tool will allow our sales force to manage relationships with their customers, consignments to our auctions, and many other aspects of their roles with much greater efficiency and scalability. We expect this tool to contribute to improve sales force productivity in the future.
•	We entered into an arrangement with uShip.com, the world’s largest online shipping marketplace, to provide online shipping solutions to our customers participating in our U.S. and Canadian auctions.
Operations
The majority of our industrial auctions are held at our permanent auction sites, where we own the land and facilities, or at regional auction units, where we usually lease the land and typically have more modest facilities. We also hold off-site auctions at temporary locations, often on land owned by one of the main consignors to the particular auction. Most of our agricultural auctions are off-site auctions that take place on the consignor’s farm. During 2009, 90% of the gross auction proceeds from our auctions were attributable to auctions held at our permanent auction sites and regional auction units (2008 – 89%). Gross auction proceeds represent the total proceeds from all items sold at our auctions (please see “Sources of Revenue and Revenue Recognition” below).
During 2009, we had approximately 336,000 bidder registrations at our industrial auctions, compared to approximately 278,000 in 2008, an increase of 21%. This statistic points to the value of our auctions. In addition, throughout our history, consignors to our auctions have often developed their relationship with us starting as bidders at our auction.
In both 2009 and 2008 we received nearly 37,000 industrial asset consignments (typically comprised of multiple lots). We handled approximately 283,000 lots in 2009, representing an increase of 12% over 2008. The majority of these additional lots in 2009 were low value lots, which affected the average lot value at our auctions and modestly increased our auction revenue rate (because they generally attract a higher commission rate). This increase in volume in 2009 offset some of the declines in auction values that we experienced in 2009 compared to 2008. The higher lot volume in 2009 did not translate into a significant increase in our direct expense rate, suggesting a marked improvement in operational efficiency.
During 2009, we conducted 195 unreserved industrial auctions at locations in North and Central America, Europe, the Middle East, Australia and India (2008 – 193 auctions). We also held 132 unreserved agricultural auctions during the year in Canada (2008 – 147). Although our auctions have varied in size, our average industrial auction in 2009 attracted over 1,700 bidder registrations (2008 – over 1,400) and featured over 1,400 lots (2008 – over 1,300) consigned by 190 consignors (2008 – 189), generating average gross auction proceeds of approximately $17.3 million per auction, compared to approximately $17.7 million in 2008. Our agricultural auctions in both 2009 and 2008 averaged approximately $0.9 million in size.

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We sold approximately $830 million of trucks, equipment, and other assets to online bidders during 2009, representing an 18% increase compared to 2008 (2008 – approximately $700 million). Our online sales growth in 2009 cemented our position as the world’s largest seller of industrial equipment to online buyers In 2009, approximately 54% of our auction revenues was earned from operations in the United States (2008 – 54%), 24% was generated from auctions in Canada (2008 – 21%) and the remaining 22% was earned from operations in countries other than the United States and Canada, primarily in Europe, the Middle East, Australia, and Mexico (2008 – 25%). We had 1,148 full-time employees at December 31, 2009, including 302 sales representatives and 19 trainee territory managers, compared to 1,077 full-time employees, 265 sales representatives and 29 trainee territory managers at the end of 2008.
We are a public company and our common shares are listed under the symbol “RBA” on the New York and Toronto Stock Exchanges. On March 1, 2010 we had 105,401,820 common shares issued and outstanding and stock options outstanding to purchase a total of 2,899,393 common shares. On April 24, 2008, our issued and outstanding common shares were split on a three-for-one basis. All share and per share amounts in this document reflect the stock split on a retroactive basis.
Sources of Revenue and Revenue Recognition
Gross auction proceeds represent the total proceeds from all items sold at our auctions. Our definition of gross auction proceeds may differ from those used by other participants in our industry. Gross auction proceeds is an important measure we use in comparing and assessing our operating performance. It is not a measure of our financial performance, liquidity or revenue and is not presented in our consolidated financial statements. We believe that auction revenues, which is the most directly comparable measure in our Statements of Operations, and certain other line items, are best understood by considering their relationship to gross auction proceeds. Auction revenues represent the revenues we earn in the course of conducting our auctions. The portion of gross auction proceeds that we do not retain is remitted to our customers who consign the items we sell at our auctions.
Auction revenues are comprised of auction commissions earned from consignors through straight commission and guarantee contracts, net profits or losses on the sale of inventory items, administrative and documentation fees on the sale of certain lots, auction advertising fees, and the fees applicable to purchases made through our internet and proxy bidding systems. All revenue is recognized when the auction sale is complete and we have determined that the auction proceeds are collectible.
Straight commissions are our most common type of auction revenues and are generated when we act as agent for consignors and earn a pre-negotiated, fixed commission rate on the gross sales price of the consigned equipment at auction. In recent periods, straight commission sales have represented approximately 75% of our gross auction proceeds volume on an annual basis.
In the normal course of business, we sometimes guarantee minimum sales proceeds to the consignor and earn a commission based on the actual results of the auction, typically including a pre-negotiated percentage of any sales proceeds in excess of the guaranteed amount. The consigned equipment is sold on an unreserved basis in the same manner as other consignments. If the actual auction proceeds are less than the guaranteed amount, our commission is reduced, and if the proceeds are sufficiently less, we can incur a loss on the sale. We factor in a higher rate of commission on these sales to compensate for the increased risk we assume.
Our financial exposure from guarantee contracts fluctuates over time, but in recent periods industrial and agricultural auction guarantees have had an average period of exposure (days remaining until date of auction as at quarter-end) of approximately 30 days and 80 days, respectively. At December 31, 2009, our outstanding industrial and agricultural guarantees totaled approximately $22 million, of which approximately $10 million had already been sold at our auctions as of the date of this discussion. The combined financial exposure from guarantee contracts at any period end can fluctuate significantly depending on the timing of auctions; however the quarter-end balances averaged approximately $57 million during 2009. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed, unless the loss is incurred after the period end but before the financial reporting date, in which case the loss is accrued in the financial statements for the period end.

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Auction revenues also include the net profit or loss on the sale of inventory in cases where we acquire ownership of equipment for a short time prior to an auction sale. We purchase equipment for specific auctions and sell it at those auctions in the same manner as consigned equipment. During the period that we retain ownership, the cost of the equipment is recorded as inventory on our balance sheet. The net gain or loss on the sale is recorded as auction revenues.
We generally refer to our guarantee and outright purchase business as our underwritten or at-risk business. In recent periods, our at-risk business represented approximately 25% of gross auction proceeds on an annual basis.
The choice by consignors between straight commission, guarantee, or outright purchase arrangements depends on many factors, including the consignor’s risk tolerance and sale objectives. In addition, we do not have a target for the relative mix of contracts. As a result, the mix of contracts in a particular quarter or year fluctuates and is not necessarily indicative of the mix in future periods. The composition of our auction revenues and our auction revenue rate (i.e. auction revenues as a percentage of gross auction proceeds) is affected by the mix and performance of contracts entered into with consignors in the particular period and fluctuates from period to period. Our auction revenue rate performance is presented in the table below.

(1)	Our historical auction revenue rates have been restated to conform to the presentation adopted in 2008. The revised presentation had an insignificant impact on auction revenue rates for the periods 2004 through 2007. On an annual basis, the impact on auction revenue rates during this period was between one to 12 basis points.
Prior to 2008, our expected average annual auction revenue rate was in the range of 9.50% to 10.00%. At the beginning of 2008, we made changes to certain of our existing fees charged to our customers, including the minimum commission rate applicable to low value lots and the consignor document administration fee. These fees were increased slightly to reflect increased costs of conducting auctions. In addition, effective January 2008, we made certain reclassifications in our statement of operations that affected our auction revenue rate, including the reclassifications of interest income from auction revenues to other income and auction advertising fees and documentation fees from direct expenses to auction revenues. These changes were made to improve the presentation in our financial statements and had no impact on our reported net earnings. As a result of the changes to our existing fees and the reclassifications, in 2008 we increased our expected annual average auction revenue rate to be in the range of 9.75% to 10.25%. However, our past experience has shown that our auction revenue rate is difficult to estimate precisely, meaning our actual auction revenue rate in future periods may be above or below our expected range. In 2009, we achieved an auction revenue rate of 10.80% (2008 – 9.95%).

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The largest contributor to the variability in our auction revenue rate is the performance, rather than the amount, of our underwritten business. In a period when our underwritten business performs better than average, our auction revenue rate typically exceeds the expected average rate. Conversely, if our underwritten business performs below average, our auction revenue rate will typically be below the expected average rate.
Our gross auction proceeds and auction revenues are influenced by the seasonal nature of the auction business, which is determined mainly by the seasonal nature of the construction and natural resources industries. Gross auction proceeds and auction revenues tend to be higher during the second and fourth calendar quarters, during which time we generally conduct more business than in the first and third calendar quarters. This seasonality contributes to quarterly variability in our net earnings because a significant portion of our operating costs is relatively fixed.
Gross auction proceeds and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where we are developing operations, the number and size of auctions and, as a result, the level of gross auction proceeds and auction revenues, are likely to vary more dramatically from period to period than in our established markets where the number, size and frequency of our auctions are more consistent. In addition, economies of scale are achieved as our operations in a region evolve from conducting intermittent auctions, to establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when our auctions increase in size.
Because of these seasonal and period-to-period variations, we believe that gross auction proceeds and auction revenues are best compared on an annual basis, rather than on a quarterly basis.
Overall Performance
Our gross auction proceeds were $3.49 billion for the year ended 2009, which is a decrease of 2% from 2008. The decrease is mainly attributable to the lower auction values in 2009 versus 2008 which was generally offset by higher volumes of equipment in most markets, except for the United States. Equipment owners had the unusual situation of low interest rates and generally more accommodating lenders, so in the face of a high degree of uncertainty in the market and depressed equipment values, many equipment owners chose to hold on to their assets.
Foreign exchange fluctuations had a modest impact on our 2009 gross auction proceeds. Applying foreign exchange rates in effect in 2008 our reported gross auction proceeds in 2009 would have been approximately $35 million higher.
For the year ended December 31 2009, we recorded auction revenues of $377.2 million and net earnings of $93.5 million, or $0.88 per diluted common share. This performance compares to auction revenues of $354.8 million and net earnings of $101.4 million, or $0.96 per diluted share for the year ended December 31, 2008. We ended 2009 with working capital of $30.5 million, compared to $47.1 million at December 31, 2008.
Adjusted net earnings for the year ended December 31, 2009 were $92.0 million, or $0.87 per diluted share, compared to adjusted net earnings of $85.5 million, or $0.81 per diluted share for the year ended December 31, 2008. We define adjusted net earnings as financial statement net earnings excluding the after-tax effects of sales of excess properties and significant foreign exchange gains or losses resulting from financing activities that we do not expect to recur in the future (please see our reconciliation below).
Adjusted net earnings is a non-GAAP measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies. We believe that comparing adjusted net earnings as defined above for different financial periods provides more useful information about the growth or decline of net earnings for the relevant period, and identifies the impact of items which we do not consider to be part of our normal operating results.
Our adjusted net earnings in 2009 grew by approximately 8% compared to 2008 as a result of a stronger auction revenue rate partially offset by higher operating costs.

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A reconciliation of our net earnings to adjusted net earnings is as follows:

	Year ended December 31,
	2009	2008
Net earnings under Canadian GAAP	$93,452	$101,400
Gain on sale of excess property(1)	(1,097)	(8,304)
Net foreign exchange impact on financing transactions(2)	(759)	(9,188)
Tax relating to reconciling items	446	1,571

Adjusted net earnings	$92,042	$85,479

(1)	In 2009, we recorded a gain of $1,097 ($746, or $0.01 per diluted share, after tax) on the sale of excess property. In 2008, we recorded a gain of $8,304 ($7,295, or $0.07 per diluted share, after tax) on the sale of our former headquarters property located in Richmond, British Columbia.

(2)	During 2009, we recorded a foreign exchange gain of $759 ($664, or 0.01 per diluted share, after tax) on U.S. dollar denominated bank debt held by a subsidiary that has the Canadian dollar as its functional currency. The equivalent amount in 2008 was a foreign exchange loss of $5,835 ($4,989, or $0.05 per diluted share, after tax). We have highlighted this amount because in January 2009, the Canadian subsidiary assigned the bank debt to an affiliate whose functional currency is the U.S. dollar to eliminate the future impact of currency fluctuations. In addition, for the year ended December 31, 2008, we reclassified to net earnings foreign currency translation gains in the cumulated translation adjustment account of $15,023 ($13,615, or $0.13 per diluted share, after tax) as a result of the settlement of a number of foreign currency denominated intercompany loans that were considered long-term in nature. We did not settle any long-term intercompany loans during 2009 that resulted in a significant foreign exchange adjustment. We have highlighted these amounts because we do not expect the foreign exchange gains or losses on these financial transactions to recur in future periods.
Selected Annual Information
The following selected consolidated financial information as at December 31, 2009, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2009 has been derived from our audited consolidated financial statements. This data should be read together with those financial statements and the risk factors described below.

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Our consolidated financial statements are prepared in U.S. dollars in accordance with Canadian GAAP. As disclosed in note 14, Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States.

	Year Ended December 31,
	2009	2008	2007

Statement of Operations Data:

Auction revenues (1)	$377,211	$354,818	$311,906
Direct expenses	(49,890)	(49,750)	(46,481)

	327,321	305,068	265,425
Operating expenses (2)	(200,073)	(189,320)	(164,233)
Other income (3)	4,275	23,536	10,703

Earnings before income taxes	131,523	139,284	111,895
Income taxes	38,071	37,884	35,912

Net earnings	$93,452	$101,400	$75,983

Net earnings per share — basic	$0.89	$0.97	$0.73
Net earnings per share — diluted	0.88	0.96	0.72

Cash dividends declared per share (4)	$0.38	$0.34	$0.30

Balance Sheet Data (year end):

Working capital (including cash)	$30,510	$47,109	$58,207
Capital assets	597,945	453,642	390,044
Total assets	857,821	689,488	672,887
Long-term liabilities	145,213	77,495	58,793

Statement of Cash Flows Data:

Capital asset additions	$157,416	$145,024	$113,219

(1)	Auction revenues are comprised of commissions earned from consignors through straight commission and guarantee contracts, the net profit or loss on the sale of inventory items, internet and proxy purchase fees, administrative and documentation fees on the sale of certain lots, and auction advertising fees.

(2)	Operating expenses include depreciation and amortization and general and administrative expenses.

(3)	Other income in 2009 included a $759 foreign exchange gain ($664, or $0.01 per diluted share, after tax) on U.S. dollar denominated bank debt held by a subsidiary that has the Canadian dollar as its functional currency. The equivalent amount in 2008 was a foreign exchange loss of $5,835 ($4,989, or $0.05 per diluted share, after tax) and in 2007 was a gain of $4,789 ($4,093, or $0.04 per diluted share, after tax). We have highlighted this amount because in January 2009, the Canadian subsidiary assigned the bank debt to an affiliate whose functional currency is the U.S. dollar to eliminate the future impact of these currency fluctuations. In addition, during 2008, we reclassified to net earnings foreign currency translation gains reported in the cumulative translation adjustment account of $15,023 ($13,615, or $0.13 per diluted share, after tax) as a result of the settlement of a number of foreign currency denominated intercompany loans that were considered long-term in nature. We did not settle any long-term intercompany loans in 2009 that resulted in a significant foreign exchange adjustment. We have highlighted these amounts because we do not expect such foreign exchange gains or losses relating to financial transactions to recur in future periods. In addition, other income in 2009 included a gain of $1,097 ($746, or $0.01 per diluted share after tax) on the sale of excess property; other income in 2008 included an $8,304 ($7,295, or $0.07 per diluted share, after tax) gain recorded on the sale of our former headquarters property located in Richmond, British Columbia.

(4)	In addition to the cash dividends declared and paid in 2009, we declared a cash dividend of $0.10 per common share on January 22, 2010 relating to the quarter ended December 31, 2009, which is not included in this amount.

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Results of Operations
Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
We conduct operations around the world in a number of different currencies, but our reporting currency is the U.S. dollar. In 2009, approximately 40% of our revenues and approximately 50% of our operating costs were denominated in currencies other than the U.S. dollar.
The main currencies other than the U.S. dollar in which our revenues and operating costs are denominated are the Canadian dollar and the Euro. In recent periods there have been significant fluctuations in the value of the Canadian dollar and the Euro relative to the U.S. dollar. These fluctuations affect our reported auction revenues and operating expenses when non-U.S. dollar amounts are converted into U.S. dollars for financial statement reporting purposes.
It is difficult, if not impossible, to quantify how foreign exchange rate movements affect such variables as the supply of and demand for the assets we sell. However, excluding these impacts, the effect of foreign exchange rate fluctuations on our translated auction revenues and operating expenses in our consolidated financial statements has largely offset, making the net impact of the currency fluctuation on our annual net earnings insignificant. Excluding the foreign exchange impacts on financing transactions discussed in “Overall Performance” above, our adjusted net earnings for 2009 included a $1.8 million pre-tax loss (2008 — $2.5 million pre-tax gain) resulting from the revaluation and settlement of our foreign currency denominated monetary assets and liabilities.
United States Dollar Exchange Rate Comparison

		% Change		% Change
Years ended December 31,	2009	in U.S.$	2008	in U.S.$	2007

Value of one U.S. dollar:

Year-end exchange rate:
Canadian dollar	$1.0513	-13.6%	$1.2168	22.5%	$0.9937
Euro	€0.6985	-2.4%	€0.7159	4.5%	€0.685

Average exchange rate:
Canadian dollar	$1.1415	7.0%	$1.0671	-0.6%	$1.0740
Euro	€0.7197	5.2%	€0.6839	-6.4%	€0.7305
Auction Revenues

Years ended December 31,	2009	2008	% Change

Auction revenues – United States (1)	$202,415	$191,459	6%
Auction revenues – Canada (1)	90,148	75,683	19%
Auction revenues – Europe (1)	57,714	54,635	6%
Auction revenues – Other (1)	26,934	33,041	-18%

Total auction revenues	$377,211	$354,818	6%

Gross auction proceeds	$3,492,021	$3,567,160	-2%

Auction revenue rate	10.80%	9.95%

(1)	Information by geographic segment is based on auction location.

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Our auction revenues increased in 2009 compared to 2008 primarily as a result of a higher auction revenue rate, partially offset by slightly lower gross auction proceeds and the impact of currency fluctuations. Gross auction proceeds growth in Canada and the Middle East was offset by a decrease in the United States and Europe. Our gross auction proceeds in 2009 in local currency, primarily being the United States, Canadian and Australian dollar and the Euro, increased by 2% compared to 2008. Excluding the United States market, gross auction proceeds increased by 10% in local currency in 2009 compared to 2008.
Our underwritten business represented 21% of our total gross auction proceeds in 2009 (24% in 2008). As discussed above under “Sources of Revenue and Revenue Recognition,” we do not have a target for the relative mix of contracts. The mix experienced in 2009 was driven by our consignor’s risk tolerance and sale objectives, and is not necessarily indicative of the mix in future periods or a trend.
Our auction revenue rate was 10.80% for 2009, which was higher than our current expected range of 9.75% to 10.25%. The increase compared to our experience in 2008 related primarily to the performance of our underwritten business (guarantee and inventory contracts), which performed better in 2009 than in 2008. This better performance reflected our efforts to apply a more conservative approach to evaluating potential underwritten contracts in 2009 in the face of uncertainty in the market. We do not expect this above trend performance to continue in the future; our experience has shown that rates usually revert to the mean. As a result, we expect our annual average auction revenue rate to be in the range of 9.75% to 10.25% in the foreseeable future. Our actual auction revenue rate in future periods may be above or below our expected range.
Our auction revenues and our net earnings are influenced to a great extent by small changes in our auction revenue rate. For example, a 10 basis point (0.1%) increase or decrease in our auction revenue rate during 2009 would have impacted auction revenues by approximately $3.5 million, of which approximately $2.5 million, or $0.02 per share, would have flowed through to net earnings after tax in our statement of operations, assuming no other changes. This factor is important to consider when evaluating our current and past performance, as well as when judging future prospects.
Direct Expenses

Years ended December 31,	2009	2008	% Change

Direct expenses	$49,890	$49,750	0.3%
Direct expenses as a percentage of gross auction proceeds	1.43%	1.39%
Direct expenses are the costs we incur specifically to conduct an auction. Direct expenses include the costs of hiring temporary personnel to work at the auction, advertising costs directly related to the auction, travel costs for employees to attend and work at the auction, security personnel hired to safeguard equipment at the auction site and rental expenses for temporary auction sites. At each quarter end, we estimate the direct expenses incurred with respect to auctions completed near the end of the period. In the subsequent quarter, these accruals are adjusted, to the extent necessary, to reflect actual costs incurred.
Our direct expense rate, which represents direct expenses as a percentage of gross auction proceeds, fluctuates from period to period based in part on the size and location of the auctions we hold during a particular period. The direct expense rate generally decreases as the average size of our auctions increases. In addition, we usually experience lower direct expense rates for auctions held at our permanent auction sites compared to auctions held at offsite locations, mainly as a result of the economies of scale and other efficiencies that we typically experience at permanent auction sites. Our direct expense rate for 2009 was marginally higher than the rate for 2008 mainly as a result of the slight decrease in our gross auction proceeds. We were able to keep our direct expenses in line with 2008 even though we sold 12% more lots in 2009, which is a demonstration of improved operating efficiency.

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Depreciation and Amortization Expense

Years ended December 31,	2009	2008	% Change

Depreciation and amortization expense	$31,761	$24,764	28%
Depreciation is calculated on either a straight line or a declining balance basis on capital assets employed in our business, including buildings, computer hardware and software, automobiles and yard equipment. Depreciation increased in 2009 compared to 2008 as a result of depreciation relating to new assets that we have put into service in recent periods, such as our new permanent auction sites and new computer hardware and software outlined elsewhere in this discussion. We expect our depreciation in future periods to increase in line with our recent and on-going capital expenditures. A significant number of capital assets were put into use during the fourth quarter of 2009 and further assets are expected to be put into use in the first quarter of 2010. The timing of these and other future additions is expected to increase our depreciation expense in 2010 by an estimated 40% compared to 2009.
General and Administrative Expenses

Years ended December 31,	2009	2008	% Change

General and administrative expenses	$168,312	$164,556	2%
G&A as a percentage of gross auction proceeds	4.82%	4.61%
General and administrative expenses, or G&A, include such expenditures as personnel (salaries, wages, bonuses and benefits), information technology, non-auction related travel, repairs and maintenance, leases and rentals and utilities. G&A expenses exclude foreign exchange gains or losses resulting from the revaluation and settlement of monetary assets and liabilities.
Foreign currency fluctuations contributed to a decrease in our G&A of approximately $6.6 million in 2009 compared to 2008 in connection with the translation into U.S. dollars for reporting purposes of our foreign operations’ G&A expenses.
Our ongoing investments in our people, places and processes continued to contribute to the growth in our gross auction proceeds in local currency and adjusted net earnings during 2009. Please refer to “Overall Performance” for a description of adjusted net earning and for a reconciliation of adjusted net earnings to net earnings for 2009 and 2008. Our future success is dependent upon adding people to grow our business, building the places required to handle our anticipated future growth, and developing and implementing processes to help gain efficiencies and ensure consistency. Our sales force and administrative support teams are instrumental in carrying out these building and development programs and are necessary to facilitate and accommodate that growth. Personnel costs are the largest component of our G&A representing roughly 60% of our G&A on an annual basis, and our workforce increased 7% from December 31, 2008 to December 31, 2009. This increase was partially offset by the foreign currency effect discussed above. Our ongoing expansion will continue to influence future levels of G&A.
Interest Expense

Years ended December 31,	2009	2008	% Change

Interest expense	$544	$859	-37%

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Interest expense is comprised mainly of interest paid on long-term debt and revolving credit facilities. Interest expense decreased in 2009 compared to 2008 primarily because of an increase in the amount of interest we capitalized to property under development. The relationship between capital expenditures and interest paid will likely result in higher interest expense in 2010. We expect that a lower proportion of our interest costs will be capitalized to properties under development in 2010 because our capital expenditures are expected to decrease (please see further discussion below).
Interest Income

Years ended December 31,	2009	2008	% Change

Interest income	$2,400	$4,994	-52%
Interest income, which is earned on payments from customers and our excess cash balances invested in conservative and liquid investments, is mostly affected by market interest rates. In recent periods, market interest rates in Canada and the United States have decreased dramatically, which resulted in a decrease in our interest income. In addition, our interest income can fluctuate from period to period depending on our cash position, which is affected by the timing, size and number of auctions held during the period, as well as the timing of the receipt of auction proceeds from buyers which may bear interest.
Foreign Exchange Gain (Loss)

Years ended December 31,	2009	2008	% Change

Foreign exchange gain (loss)	$(1,085)	$11,656	90%
Foreign exchange gains or losses arise when foreign currency denominated monetary items are revalued to the exchange rates in effect at the end of the reporting period. The gain or loss recognized in any given period is affected by changes in foreign exchange rates as well as the composition of our foreign currency denominated assets and liabilities. In 2009, the foreign exchange loss included the impact of foreign exchange rates on U.S. dollar denominated bank debt held by a Canadian subsidiary, which was assigned in January 2009 to an affiliate whose functional currency is the U.S. dollar to eliminate the impact of these currency fluctuations on this debt in future periods. The foreign exchange impact of this bank debt in the first quarter of 2009 was a $0.8 million gain compared to a $5.8 million foreign exchange loss in 2008. In 2008, the foreign exchange gain also included the reclassification to net earnings of foreign currency translation gains of $15.0 million reported in the cumulative translation adjustment account as a result of the settlement of a number of foreign currency denominated intercompany loans that had been considered long-term (see discussion under “Overall Performance”). We did not settle any intercompany loans in 2009 that resulted in a significant foreign exchange adjustment.
Gain on Disposition of Capital Assets

Years ended December 31,	2009	2008	% Change

Gain on disposition of capital assets	$647	$6,370	N/A
The gain on disposition of capital assets in 2009 included a $1.1 million gain ($0.7 million after tax) on the sale of our former Minneapolis, Minnesota permanent auction site, which was partially offset by writing off costs incurred on property and software developments that were no longer considered viable. The gain on disposition of capital assets in 2008 included an $8.3 million gain recorded on the sale of our former headquarters property located in Richmond, British Columbia, which was partially offset by write offs of costs incurred on property and software development projects that were no longer considered viable.

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Income Taxes

Years ended December 31,	2009	2008	% Change

Income taxes	$38,071	$37,884	0.5%
Effective income tax rate	28.9%	27.2%
Income taxes have been calculated using the tax rates in effect in each of the tax jurisdictions in which we earn our income. The effective tax rate for the year ended December 31, 2009 includes a favourable tax adjustment in the amount of $1.9 million relating to uncertain tax positions. The effective tax rate for 2008 includes adjustments recorded in 2008 to reflect our actual cash tax expenses arising from our 2007 tax filings. In 2008 we also realized the benefit of foreign exchange gains on financing transactions and the gain on sale of property which were subject to a lower tax rate. These did not recur to the same extent in 2009. Income tax rates in future periods will fluctuate depending upon the impact of unusual items and the level of earnings in the different tax jurisdictions in which we earn our income.
Net Earnings

Years ended December 31,	2009	2008	% Change

Net earnings before income taxes	$131,523	$139,284	-5.6%
Net earnings	93,452	101,400	-7.8%
Net earnings per share – basic	0.89	0.97	-8.2%
Net earnings per share – diluted	0.88	0.96	-8.3%
Our net earnings decreased in 2009 compared to 2008 as a result of the gain recorded on the sale of our former headquarters property in 2008, offset by higher auction revenues in 2009. Adjusted net earnings for 2009 were $92.0 million, or $0.87 per diluted share, compared to adjusted net earnings of $85.5 million, or $0.81 per diluted share in 2008, representing an 8% increase in 2009. Adjusted net earnings in 2009 were higher compared to 2008, primarily as a result of increased auction revenues and lower operating costs. Please see “Overall Performance” for a description of adjusted net earnings and for a reconciliation of adjusted net earnings to net earnings for 2009 and 2008.
Summary of Fourth Quarter Results
We earned auction revenues of $97.1 million and net earnings of $21.8 million, or $0.21 per diluted share, during the fourth quarter of 2009. Adjusted net earnings for the fourth quarter of 2009 were $21.1 million, or $0.20 per diluted share. This compares to auction revenues of $81.7 million, net earnings of $27.1 million, or $0.26 per diluted share, and adjusted net earnings of $19.2 million, or $0.18 per diluted share, in the fourth quarter of 2008.
A reconciliation of our net earnings under Canadian GAAP to adjusted net earnings for each of the quarters ended December 31, 2009 and 2008 is as follows:

	Quarter ended December 31,
	2009	2008
Net earnings under Canadian GAAP	$21,834	$27,140
Gain on sale of excess property (1)	(1,097)	—
Net foreign exchange impact on financing transactions(2)	—	(8,476)
Tax relating to reconciling items	351	558

Adjusted net earnings	$21,088	$19,222

(1)	During the three months ended December 31, 2009, we recorded a gain of $1,097 ($746, or $0.01 per diluted share, after tax) on the sale of excess property.

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(2)	During the three months ended December 31, 2008, we recorded a foreign exchange loss of $3,778 ($3,230, or $0.03 per diluted share, after tax) on U.S. dollar denominated bank debt held by a subsidiary that has the Canadian dollar as its functional currency. We have highlighted this amount because in January 2009, the Canadian subsidiary assigned the bank debt to an affiliate whose functional currency is the U.S. dollar to eliminate the future impact of these currency fluctuations. No amount was recorded in the three months ended December 31, 2009. In addition, during the fourth quarter of 2008, we reclassified to net earnings foreign currency translation gains reported in the cumulated translation adjustment account of $12,254 ($11,148, or $0.11 per diluted share, after tax) as a result of the settlement of a number of foreign currency denominated intercompany loans that were considered long-term in nature. We did not settle any long-term intercompany loans during the fourth quarter of 2009 that resulted in a significant foreign exchange adjustment. We have highlighted these amounts because we do not expect the foreign exchange gains or losses on these financing transactions to recur in future periods.
Our gross auction proceeds were $891.1 million for the quarter ended December 31, 2009, which is an increase of 4% compared to the comparable period in 2008. This increase in our gross auction proceeds was mainly attributable to increased gross auction proceeds earned in Canada and foreign exchange fluctuations. It is difficult to isolate the effects of currency fluctuations on our customers’ buying and selling patterns and therefore, our gross auction proceeds. However, had the foreign exchange rates in effect in the fourth quarter of 2008 been applied to the gross auction proceeds achieved in the fourth quarter of 2009, our reported gross auction proceeds would have been approximately 6% lower.
Our auction revenue rate increased to 10.90% in the fourth quarter of 2009 from 9.57% in the comparable period in 2008, mainly as a result of the stronger performance of our underwritten business in the fourth quarter of 2009.
Our G&A expenses increased to $45.0 million in the fourth quarter of 2009, compared to $38.3 million in the comparable 2008 period. During the fourth quarter of 2009, the translation into U.S. dollars of our non-U.S. operations’ G&A expenses resulted in an increase in consolidated G&A expenses of approximately $3.2 million, primarily as a result of foreign currency fluctuations. Our G&A also increased because of the 1% increase in our workforce in the fourth quarter of 2009.
We experienced a 20.0% decrease in our earnings in the fourth quarter of 2009 compared to the equivalent period in the prior year primarily as a result of foreign exchange gains realized in 2008. Adjusted net earnings in the fourth quarter of 2009 increased by 10% compared to 2008, due to increased auction revenues partially offset by higher operating expenses.
Capital asset additions were $40.1 million for the fourth quarter of 2009, compared to $47.2 million in the fourth quarter of 2008. Our capital expenditures in the fourth quarter of 2009 related primarily to construction of our new or replacement permanent auction sites in St Louis, Missouri; Grande Prairie, Alberta; Chilliwack, British Columbia; Caorso, Italy; Madrid, Spain; Mexico City, Mexico; and Narita, Japan, as well as the expansion of our existing permanent auction site in Orlando, Florida. Exchange rate changes relating to capital assets held in currencies other than the U.S. dollar resulted in a decrease in our reported capital assets on our consolidated balance sheet of $0.3 million in the fourth quarter of 2009 compared to a decrease of $14.8 million in the equivalent period in 2008.
Summary of Quarterly Results
The following tables present our unaudited consolidated quarterly results of operations for each of our last eight fiscal quarters. This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as our annual audited consolidated financial statements and, in our opinion, include all normal recurring adjustments necessary for the fair presentation of such information. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2009 and 2008, and our discussion above about the seasonality of our business.

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	Q4 2009		Q3 2009		Q2 2009		Q1 2009

Gross auction proceeds (1)	$891,111		$693,288		$1,109,331		$798,291

Auction revenues	$97,143		$75,934		$120,459		$83,675
Net earnings	21,834	(4)	12,892		38,847		19,879	(2)
Adjusted net earnings(6)	21,088		12,892		38,847		19,215

Net earnings per share — basic	$0.21		$0.12		$0.37		$0.19
Net earnings per share — diluted	0.21		0.12		0.37		0.19
Adjusted net earnings per share — diluted(6)	0.20		0.12		0.37		0.18

	Q4 2008		Q3 2008		Q2 2008		Q1 2008

Gross auction proceeds (1)	$853,927		$767,718		$1,163,546		$781,969

Auction revenues	$81,693		$75,909		$115,822		$81,394
Net earnings	27,140	(2)(3)	11,934	(2)	45,919	(2)(3)(4)	16,407	(2)(3)
Adjusted net earnings(6)	19,222		13,025		37,942		15,290

Net earnings per share — basic (5)	$0.26		$0.11		$0.44		$0.16
Net earnings per share — diluted (5)	0.26		0.11		0.43		0.16
Adjusted net earnings per share — diluted(6)	0.18		0.12		0.36		0.14

(1)	Gross auction proceeds represent the total proceeds from all items sold at our auctions. Gross auction proceeds are not a measure of revenue and are not presented in our consolidated financial statements. Please see further discussion above under “Sources of Revenue and Revenue Recognition”.

(2)	Net earnings included the impact of foreign exchange rates on U.S. dollar denominated bank debt held by a Canadian subsidiary, which was assigned in January 2009 to an affiliate whose functional currency is the U.S. dollar to eliminate the impact of these currency fluctuations on this debt in future periods. Please see further discussion above under “Overall Performance”. The foreign exchange impact of this bank debt in the first quarter of 2009 was a $759 gain ($664, or $0.01 per diluted share, after tax). The impact in the fourth, third, second and first quarters of 2008 was a $3,778 loss ($3,230, or $0.03 per diluted share, after tax), $1,276 loss ($1,091, or $0.01 per diluted share, after tax), $205 gain ($175, or less than $0.01 per diluted share, after tax), and $986 loss ($843, or $0.01 per diluted share, after tax), respectively.

(3)	Net earnings in the fourth quarter of 2008 included the reclassification of foreign currency translation gains of $12,254 ($11,148, or $0.11 per diluted share, after tax) relating to the settlement of foreign currency denominated intercompany loans. Amounts included in the second and first quarters of 2008 relating to these settlements were $680 ($507, or less than $0.01 per diluted share, after tax) and $2,089 ($1,960, or $0.02 per diluted share, after tax), respectively. We have highlighted these amounts as we do not expect these items to recur in future periods.

(4)	Net earnings in the fourth quarter of 2009 included a gain of $1,097 (746, or $0.01 per diluted share, after tax) on the sale of excess property. Net earnings in the second quarter of 2008 included a gain of $8,304 recorded on the sale of our former headquarters property in Richmond, British Columbia ($7,295, or $0.07 per basic and diluted share, after tax). Excluding this amount, net earnings for the fourth quarter would have been $38,624, or $0.37 per basic and diluted share.

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(5)	Net earnings per share amounts have been adjusted on a retroactive basis to reflect the April 24, 2008 three-for-one stock split.

(6)	Adjusted net earnings is a non-GAAP measure that does not have a standardized meaning and is therefore unlikely to be comparable to similar measures presented by other Companies. Please refer to “Overall Performance” for a description of adjusted net earnings.
Liquidity and Capital Resources

December 31,	2009	2008	% Change

Working capital	$30,510	$47,109	-35.2%
Our cash position can fluctuate significantly from period to period, largely as a result of differences in the timing, size and number of auctions, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. We generally collect auction proceeds from buyers within seven days of the auction and pay out auction proceeds to consignors approximately 21 days following an auction. If auctions are conducted near a period end, we may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, we believe that working capital, including cash, is a more meaningful measure of our liquidity than cash alone. For 2009, our working capital decreased by $16.6 million, mostly as a result of our capital expenditures and dividend payments partially offset by positive operating results and the proceeds from draws on our credit facilities during 2009.
There are a number of factors that could potentially impact our working capital, such as current global economic conditions, which may affect the financial stability of our buyers and their ability to pay on a timely basis. However, we have substantial borrowing capacity in the event of any temporary working capital requirements. As at December 31, 2009, we had $461 million of unused credit facilities, which included a $166 million five-year committed credit facility expiring in January 2014, and a $193 million three-year uncommitted non-revolving credit facility expiring in November 2011. We believe our existing working capital and credit facilities are sufficient to satisfy our present operating requirements, as well as to fund future growth initiatives, such as property acquisitions and development. Our access to capital resources has not been impacted by the recent events in credit markets, and we do not expect that the current economic environment will have a material adverse impact on our capital resources or our business. However, there can be no assurance that the cost or availability of future borrowings under our credit facilities will not be affected should there be a prolonged capital market disruption.
Contractual Obligations

	Payments Due by Year
			In 2011	In 2013
	Total	In 2010	and 2012	and 2014	After 2014

Long-term debt obligations	$130,827	$14,268	$30,000	$29,487	$57,072
Operating leases obligations	159,851	9,952	18,125	15,093	116,681
Other long-term obligations	1,592	338	687	567	0

Total contractual obligations	$292,270	$24,558	$48,812	$45,147	$173,753

Our long-term debt included in the table above is comprised mainly of term loans put in place in 2005 with original terms to maturity of five years, a revolving loan drawn under a credit facility that is available until January 2014, as well as a term loan put in place in 2009 with a term to maturity of seven years. Our operating leases relate primarily to land on which we operate regional auction units and administrative offices. These properties are located in Canada, the United States, Panama, Spain, Germany, the Netherlands, the United Arab Emirates, India, Japan and China.

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In the normal course of our business, we will sometimes guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment. Our total exposure at December 31, 2009 from these guarantee contracts was $21.6 million (compared to $17.9 million at December 31, 2008), which we anticipate will be offset by the proceeds that we will receive from the sale at auction of the related equipment. We do not record any liability in our financial statements in respect of these guarantee contracts, and they are not reflected in the contractual obligations table above.
Cash Flows

December 31,	2009	2008	% Change

Cash provided by (used in):
Operations	$138,455	$90,688	52%
Investing	(164,656)	(110,211)	48%
Financing	22,914	(6,194)	N/A
Similar to the discussion above about our cash position, our cash provided by operations can fluctuate significantly from period to period, largely as a result of differences in the timing, size and number of auctions during the period, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. During 2009, cash used for the investment in capital assets exceeded our cash provided by operations. As we continue to execute our strategy to expand our presence in existing and new markets in the near term, cash used in investing activities may continue to exceed cash provided by our operations. Depending on the timing of capital expenditures, we may be required to take on additional debt to fund these investments.
Capital asset additions were $157.4 million for 2009 compared to $145.0 million in 2008. Our capital expenditures in 2009 related primarily to the acquisition of land in Caorso, Italy; Madrid, Spain; and St. Louis, Missouri; the expansion of our existing permanent auction site in Orlando, Florida and the construction of our new permanent auction sites in Houston, Texas; St. Louis, Missouri; Grande Prairie, Alberta; Chilliwack, British Columbia; Caorso, Italy; Madrid, Spain; Mexico City, Mexico; and Narita, Japan. Capital asset additions also included investments in computer software and hardware as part of our process improvement initiatives and our acquisition of the business of Martella Auction Company. Exchange rate changes relating to capital assets held in currencies other than the U.S. dollar, which are not reflected as capital asset additions on our consolidated statements of cash flows, resulted in an increase of $24.9 million in the capital assets reported on our consolidated balance sheet as at December 31, 2009, compared to a decrease of $26.0 million in 2008.
Based on our most recent review of our auction site development and process improvement initiatives, we expect that our annual capital expenditures will be in the range of $100 million per year for the near term. We intend to add auction facilities in selected locations around the world as appropriate opportunities arise, either to replace existing facilities or to establish new sites. We plan to add an average of at least two new permanent auction sites or regional auction units to our network per year, as well as a number of replacement facilities. Actual expenditures will vary depending on the availability and cost of suitable expansion opportunities and prevailing business and economic conditions. Depending on the scope of the required system improvements, the process improvement expenditures will likely be primarily for hardware, the development, purchase and implementation of software, and related systems. We expect to fund future capital expenditures from operating cash flows and borrowings under credit facilities.
During 2009, we provided a secured loan of $5.3 million with market terms to a lessor with whom we have a long-term property lease. The loan is repayable in monthly instalments of principal and interest, with the balance due in March 2013. The loan is secured by the underlying property and a neighbouring property.

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We declared and paid regular cash dividends of $0.09 per share for each of the quarters ended December 31, 2008 and March 31, 2009, and declared and paid dividends of $0.10 per share for each of the quarters ended June 30, 2009 and September 30, 2009. The payments of these dividends were made in 2009 and the total dividend payments for 2009 were $40.0 million compared to $35.6 million in 2008. All dividends we pay are “eligible dividends” for Canadian income tax purposes unless indicated otherwise.
Long-term Debt and Credit Facilities
Our long-term debt and available credit facilities at December 31, 2009 and December 31, 2008 were as follows:

	December 31,	December 31,
	2009	2008	% Change

Long-term debt	$130,394	$67,411	93%

Revolving credit facilities – total available:	$318,423	$330,119
Revolving credit facilities – total unused:	$268,011	$262,316
Non-revolving credit facilities – total available:	$250,000	$250,000
Non-revolving credit facilities – total unused:	$192,928	$250,000

Total unused credit facilities	$460,939	$512,316
Our credit facilities are with financial institutions in the United States, Canada, The Netherlands and The United Kingdom. Certain of the facilities include commitment fees applicable to the unused credit amount. During 2009, we increased our revolving credit facilities in Europe by approximately €20 million. As at December 31, 2009, we had fixed rate and floating rate long-term debt with interest rates ranging from 1.1% to 6.4%. We were in compliance with all financial covenants applicable to our debt at December 31, 2009. Our long term debt and credit facilities have increased in 2009 in order to fund our auction site development activities.
Future scheduled interest expenses over the next five years under our existing term debt are as follows:

	In 2010	In 2011	In 2012	In 2013	In 2014

Interest expense on long-term debt	$5,967	$4,001	$3,968	$3,968	$3,671
Quantitative and Qualitative Disclosure about Market Risk
Although we cannot accurately anticipate the future effect of inflation on our financial condition or results of operations, inflation historically has not had a material impact on our operations.
Because we conduct operations in local currencies in countries around the world, yet have the U.S. dollar as our reporting currency, we are exposed to currency fluctuations and exchange rate risk on all operations conducted in currencies other than the U.S. dollar. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations. For 2009, approximately 40% of our revenues were earned in currencies other than the U.S. dollar and approximately 50% of our operating costs were denominated in currencies other than the U.S. dollar. On an annual basis, we expect these amounts to substantially offset and generally act as a natural hedge against exposure to fluctuations in the value of the U.S. dollar. We have not adopted a long-term hedging strategy to protect against foreign currency fluctuations associated with our operations denominated in currencies other than the U.S. dollar, but we will consider hedging specific transactions if we deem them appropriate in the future.

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During the year ended December 31, 2009, we recorded an increase in our foreign currency translation adjustment balance of $18.4 million, compared to a decrease of $26.9 million in 2008, excluding the impact of the reclassification to net earnings of foreign currency transaction gains of $14.9 million in 2008. Our foreign currency translation adjustment arises from the translation at the end of each reporting period of our net assets denominated in currencies other than the U.S. dollar into our reporting currency. Changes in this balance arise primarily from the strengthening or weakening of non-United States currencies against the U.S. dollar.
We have not experienced significant interest rate exposure historically, as our long-term debt generally bears fixed rates of interest. However, borrowings under our global revolving credit facility are only available at floating rates of interest. If our portfolio of floating rate debt increases, we may consider the use of interest rate swaps to mitigate our exposure to interest rate fluctuations. As at December 31, 2009, we had $29.5 million (December 31, 2008 – $25.4 million) in revolving loans bearing floating rates of interest. With other variables unchanged, a 100 basis points or 1% increase or decrease in interest rates would have no significant impact on the Company’s financial position or results of operations for the year ended December 31, 2009.
Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Legal and Other Proceedings
From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us or on our financial condition or results of operations or that involve a claim for damages, excluding interest and costs, in excess of 10% of our current assets.
Critical Accounting Policies and Estimates
In preparing our consolidated financial statements in conformity with Canadian GAAP, we must make decisions that impact the reported amounts and related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgments based on our understanding and analysis of the relevant circumstances and historical experience. On an ongoing basis, we evaluate these judgments and estimates, including consideration of uncertainties relating to revenue recognition criteria, valuation of consignors’ equipment and other assets subject to guarantee contracts, recoverability of capital assets, goodwill and future income tax assets, and the assessment of possible contingent assets or liabilities that should be recognized or disclosed in our consolidated financial statements. Actual amounts could differ materially from those estimated by us at the time our consolidated financial statements are prepared.

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The following discussion of critical accounting policies and estimates is intended to supplement the significant accounting policies presented as note 1 to our consolidated financial statements, which summarizes the accounting policies and methods used in the preparation of those consolidated financial statements. The policies and the estimates discussed below are included here because they require more significant judgments and estimates in the preparation and presentation of our consolidated financial statements than other policies and estimates.
Accounting for Income Taxes
We record income taxes relating to our business in each of the jurisdictions in which we operate. We estimate our actual current tax exposure and the temporary differences resulting from differing treatment of items for tax and book accounting purposes. These differences result in future income tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our future income tax assets will be recovered from future taxable income. If recovery of these future tax assets is considered unlikely, we must establish a valuation allowance. To the extent we either establish or increase a valuation allowance in a period, we must include an expense within the tax provision in the consolidated statement of operations. Significant management judgment is required in determining our provision for income taxes, our measurement of future tax assets and liabilities, and any valuation allowance recorded against our net future tax assets. If actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish a valuation allowance that could materially impact the presentation of our financial position and results of operations.
Valuation of Goodwill
We assess the possible impairment of goodwill in accordance with standards issued by the Canadian Institute of Chartered Accountants in Canada (known as the CICA) and the Financial Accounting Standards Board in the United States. The standards stipulate that reporting entities test the carrying value of goodwill for impairment annually at the reporting unit level using a two-step impairment test; if events or changes in circumstances indicate that the asset might be impaired, the test is conducted more frequently.
In the first step of the impairment test, the net book value of each reporting unit is compared with its fair value. We operate as a single reporting unit, which is the consolidated public company. As a result, we are able to refer to the stock market for a third party indicator of our Company’s fair value. As long as the fair value of the reporting unit exceeds its net book value, goodwill is considered not to be impaired and the subsequent step of the impairment test is unnecessary. Changes in the market value of our common shares may impact our assessment as to whether goodwill has been impaired. These changes may result from changes in our business plans or other factors, including those that are outside our control. We perform the goodwill test each year as at September 30, or more frequently if events or changes in circumstances indicate that goodwill might be impaired. We performed the test as at September 30, 2009 and determined that no impairment had occurred.
Changes in Accounting Policies
On January 1, 2009, we adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3064 Goodwill and Intangible Assets, the revisions to Section 3855 Financial Instruments - Recognition and Measurement and Section 3862 Financial Instrument — Disclosures and the Emerging Issues Committee (EIC) Abstract 173 Credit risk and the Fair Value of Financial Assets and Financial Liabilities. Section 3064 establishes new standards for the recognition and measurement of intangible assets, but accounting for goodwill is unchanged. Revisions to Sections 3855 and 3862 were to enhance the disclosure requirements for publicly accountable enterprises. The adoption of Section 3064 and EIC 173 did not impact the presentation of our consolidated financial position or results of operations.
Recent Accounting Pronouncements
In January 2009, the CICA issued Handbook Section 1582 Business Combinations, 1601 Consolidated Financial Statements and 1602 Non-controlling Interests which replace Sections 1581 Business Combinations and 1600 Consolidated Financial Statements. These new standards are harmonized with International Financial Reporting Standards (IFRS) and will become effective in 2011; early adoption is permitted.

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International Financial Reporting Standards
In February 2008, the Canadian Accounting Standards Board confirmed its strategy of replacing Canadian GAAP with International Financial Reporting Standards (or IFRS) for Canadian publicly accountable enterprises. IFRS is issued by the International Accounting Standards Board (IASB). IFRS will be effective for our interim and annual financial statements effective January 1, 2011. The conversion to IFRS will impact our accounting policies, information technology and data systems, internal control over financial reporting, and financial statement presentation and disclosure. The transition may also impact our business processes and operations, including such areas as contractual arrangements, debt covenants, and compensation arrangements.
We commenced our IFRS conversion project in 2007 and have established a conversion plan and an IFRS project team. We have identified the standards that have an impact on our financial statements, business processes and systems. We have presented and discussed the following major identified differences with the Audit Committee of our Board of Directors:
Property, plant and equipment (PP&E) — we have chosen to use the cost method under IFRS and will review annually depreciation methods and useful lives. We have identified assets meeting the investment property criteria under IAS 40: Investment Property; these will be shown separately on the financial statements. We have also chosen to use the cost method of accounting for these assets. Our annual impairment testing methodology will change as we will be testing at the cash-generating unit level, rather than the reporting unit level. We have not identified any indications of expected impairment to either PP&E or goodwill on the date of transition to IFRS.
Business combinations that occurred prior to January 1, 2010 will remain unchanged, subject to the requirements of appendix C of IFRS 1 First Time Adoption of International Financial Reporting Standards. From January 1, 2010 onwards we intend to account for all business combinations in line with IFRS 3 Business Combinations for our IFRS financial reporting.
Leases will be assessed for classification as operating or finance lease under IAS 17 Leases. Our preliminary assessment has not indicated any change to the classification of our leases currently recorded as operating leases.
Income taxes will be reviewed for past uses of initial recognition exemption the effects of which will be removed in the transition adjustments. Stock options issued which are tax deductible must be revalued at each reporting date under IFRS. The temporary differences created on this revaluation will be included in deferred tax. Furthermore, our future tax assets and liabilities recorded in our consolidated balance sheets will be reclassified to be entirely non-current and renamed “deferred tax assets and liabilities”.
We have also prepared draft annual financial statements and related notes in compliance with IFRS. The following IFRS 1 exemptions from retrospective application are available to us and may be used on transition to IFRS:
•	Business Combinations: At the date of transition to IFRS on January 1, 2010 we will apply IFRS 3 prospectively and use the exemption in IFRS to treat prior business combinations in a manner consistent with Canadian GAAP.
•	Share Based Payments: We have not elected to apply IFRS 2: Share Based Payments to options granted before November 7, 2002 and those options that were granted after November 7, 2002 which were vested at January 1, 2010.
•	Cumulative Translation Differences: We will “reset” cumulative translation differences accumulated as at the date of transition to zero. The gain/loss on a subsequent disposal of any foreign operation then excludes translation differences that arose before the date of transition, but includes all later translation differences.

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As the IASB will continue to issue new accounting standards during our conversion period the final impact of IFRS on the presentation of our financial position and results of operations and our financial statement disclosure will only be measured once the IFRS applicable at our conversion date are known.
As the new accounting policies under IFRS are finalized, a review of the integrity of our internal control over financial reporting and disclosure controls and procedures will be completed. At this time, we believe that the current framework is sufficiently robust to incorporate the changes to the financial reporting processes.
We have conducted training sessions targeted to various levels of our organization. We also plan to continue to provide training to other key employees and will monitor the impacts on our business processes and operations, our information systems, and develop a broader external communication plan.
Our transition plans relating to IFRS are on schedule and we will continue to provide updates on the status of key activities for this project in our quarterly and annual Management’s Discussion and Analysis throughout the period to initial adoption on January 1, 2011.
Disclosure Controls and Procedures
We have established and maintained disclosure controls and procedures in order to provide reasonable assurance that material information relating to our Company is made known to the appropriate level of management in a timely manner.
Based on current securities legislation in Canada and the United States, our Chief Executive Officer and Chief Financial Officer are required to certify that they have assessed the effectiveness of our disclosure controls and procedures as at December 31, 2009.
We performed an evaluation under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as at December 31, 2009. Based on that evaluation, we concluded that our disclosure controls and procedures were effective as of that date to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Internal Control over Financial Reporting
Management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting. Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in “Internal Control – Integrated Framework”, management concluded that our internal control structure and procedures over financial reporting were effective as of December 31, 2009.
The effectiveness of our internal controls over financial reporting as of December 31, 2009 has been audited by KPMG LLP, the independent registered public accounting firm that audited our December 31, 2009 consolidated annual financial statements, as stated in their report which is included in our consolidated financial statements.

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Changes in Internal Controls Over Financial Reporting
There has been no change in our internal control over financial reporting during 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Forward-Looking Statements
This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business, and include, among others, statements relating to:
•	our future performance;
•	growth of our operations;
•	growth of the world market for used trucks and equipment;
•	increases in the number of consignors and bidders participating in our auctions;
•	the impact of the current economic environment on our operations and capital resources, and our customers, including the number of bidders and buyers attending our auctions and consignment volumes at those auctions; the demand for our services during challenging economic times; our bidders’ ability to access credit to fund their purchases; the impact of the economic environment on equipment prices, supply and demand, risk and our business model;
•	our principal operating strengths, our competitive advantages, and the appeal of our auctions to buyers and sellers of industrial assets;
•	our ability to draw consistently significant numbers of local and international end-user bidders to our auctions;
•	our long-term mission to be the world’s largest marketplace for commercial and industrial assets;
•	our people, including our ability to recruit, train, retain and develop the right people to help us achieve our goals and the desired increase in our sales force;
•	our places, including our ability to add the capacity necessary to accommodate our growth; our ability to increase our market share in our core markets and regions; and our ability to expand into complimentary market sectors and new geographic markets, including our ability to take advantage of growth opportunities in emerging markets; the acquisition and development of auction facilities and the related impact on our capital expenditures;
•	our processes, including our process improvement and system continuity initiatives and their effect on our business, results of operations and capital expenditures, particularly our ability to grow revenues faster than operating costs;
•	the relative percentage of gross auction proceeds represented by straight commission, guarantee and inventory contracts;
•	our auction revenue rates, the sustainability of those rates, and the impact of our commission rate and fee changes implemented in 2008, as well as the seasonality of gross auction proceeds and auction revenues;
•	our direct expense and income tax rates, depreciation expenses and general and administrative expenses;
•	our future capital expenditures;
•	our internet initiatives and the level of participation in our auctions by internet bidders;

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•	the proportion of our revenues and operating costs denominated in currencies other than the U.S. dollar or the effect of any currency exchange and interest rate fluctuations on our results of operations; and
•	financing available to us and the sufficiency of our working capital to meet our financial needs.
Forward-looking statements are typically identified by such words as “anticipate”, “believe”, “could”, “feel”, “continue”, “estimate”, “expect”, “intend”, “may”, “ongoing”, “plan”, “potential”, “predict”, “will”, “should”, “would”, “could”, “likely”, “generally”, “future”, “period to period”, “long term”, or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” below are those that we consider may affect our performance significantly or could cause our actual financial and operational results to differ significantly from our predictions. Except as required by applicable securities law and regulations of relevant securities exchanges, we do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of these and other relevant factors.
Risk Factors
Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of our performance in future periods. Some of the more important risks that we face are outlined below and holders of our common shares should consider these risks. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition would suffer.
Damage to our reputation for fairness, integrity and conducting only unreserved auctions could harm our business.
Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. Closely related to this is our reputation for fairness and honesty in our dealings with our customers. Our ability to attract new customers and continue to do business with existing customers could be harmed if our reputation for fairness, integrity and conducting only unreserved auctions was damaged. If we are unable to maintain our reputation and police and enforce our policy of conducting unreserved auctions, we could lose business and our results of operations would suffer.
Decreases in the supply of, demand for, or market values of industrial assets, primarily used industrial equipment, could harm our business.
Our auction revenues could be reduced if there was significant erosion in the supply of, demand for, or market values of used industrial equipment, which would affect our financial condition and results of operations. We have no control over any of the factors that affect the supply of, and demand for, used industrial equipment, and the circumstances that cause market values for industrial equipment to fluctuate – including, among other things, economic uncertainty, disruptions to credit and financial markets, a sustained economic recession, lower commodity prices, and our customers’ restricted access to capital – are beyond our control. Any increase in the volume or change in the mix of equipment at our auctions may not be sufficient to offset declines in the market value for that equipment as a result of the current economic environment. In addition, price competition and availability of industrial equipment directly affect the supply of, demand for, and market value of used industrial equipment. Climate change initiatives, including significant changes to engine emission standards applicable to industrial equipment, may also impact the supply of, demand for or market values of industrial equipment.

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We may incur losses as a result of our guarantee and outright purchase contracts and advances to consignors.
In recent periods, approximately 75% of our business has been conducted on a straight commission basis. In certain other situations we will either offer to:
•	guarantee a minimum level of sale proceeds to the consignor, regardless of the ultimate selling price of the consignment at the auction; or
•	purchase the equipment outright from the consignor for sale in a particular auction.
The level of guaranteed proceeds or inventory purchase price is based on appraisals performed on equipment by our internal personnel. Inaccurate appraisals could result in guarantees or inventory values that exceed the realizable auction proceeds. If auction proceeds are less than the guaranteed amount, our commission will be reduced or, if sufficiently lower, we will incur a loss. If auction proceeds are less than the purchase price we paid for equipment that we take into inventory temporarily, we will incur a loss. Because all of our auctions are unreserved, there is no way for us to protect against these types of losses by bidding on or acquiring any of the items at the auction. In recent periods, guarantee and inventory contracts have generally represented approximately 25% of our annual gross auction proceeds.
Occasionally we advance to consignors a portion of the estimated auction proceeds prior to the auction. We generally make these advances only after taking possession of the assets to be auctioned and upon receipt of a security interest in the assets to secure the obligation. If we were unable to auction the assets or if auction proceeds were less than amounts advanced, we could incur a loss.
We may have difficulties sustaining and managing our growth.
One of the main elements of our strategy is to continue to grow our business, primarily by increasing our presence in markets in which we already operate and by expanding into new geographic markets and market segments in which we have not had a significant presence in the past. As part of this strategy, we may from time to time acquire additional assets or businesses from third parties. We may not be successful in growing our business or in managing this growth. For us to grow our business successfully, we need to accomplish a number of objectives, including:
•	recruiting and retaining suitable sales and managerial personnel;
•	identifying and developing new geographic markets and market sectors;
•	identifying and acquiring, on terms favourable to us, suitable land on which to build new auction facilities and, potentially, businesses that might be appropriate acquisition targets;
•	managing expansion successfully;
•	obtaining necessary financing on terms favourable to us, and securing the availability of our credit facilities to fund our growth initiatives;
•	receiving necessary authorizations and approvals from governments for proposed development or expansion;
•	integrating successfully new facilities and any acquired businesses into our existing operations;
•	achieving acceptance of the auction process in general by potential consignors, bidders and buyers;
•	establishing and maintaining favourable relationships with consignors, bidders and buyers in new markets and market sectors, and maintaining these relationships in our existing markets;
•	succeeding against local and regional competitors in new geographic markets;

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•	capitalizing on changes in the supply of and demand for industrial assets, in our existing and new markets; and
•	designing and implementing business processes and operating systems that are able to support profitable growth.
We will likely need to hire additional employees to manage our growth. In addition, growth may increase the geographic scope of our operations and increase demands on both our operating and financial systems. These factors will increase our operating complexity and the level of responsibility of existing and new management personnel. It may be difficult for us to attract and retain qualified sales personnel, managers and employees, and our existing operating and financial systems and controls may not be adequate to support our growth. We may not be able to improve our systems and controls as a result of increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our future prospects or our ability to expand into new markets, many of which may have different competitive conditions and demographic characteristics than our existing markets.
In addition, we continue to pursue our strategy of investing in our people, places and processes to give us the capacity to handle expected future growth, including investments in frontier markets that may not generate profitable growth in the near term. Planning for future growth requires investments to be made now in anticipation of growth that may not materialize, and if we are not successful growing our gross auction proceeds our earnings may be adversely impacted. A large component of our G&A expenses is considered fixed costs that we will incur regardless of gross auction proceeds growth. There can be no assurances that our gross auction proceeds and auction revenues will grow at a more rapid rate than our fixed costs, especially in the event of a deep and prolonged recession, which would have a negative impact on our margins and earnings per share.
Our future expenses may increase significantly or our operations and ability to expand may be limited as a result of environmental and other regulations.
A variety of federal, provincial, state and local laws, rules and regulations, including local tax and accounting rules, apply to our business. These relate to, among other things, the auction business, imports and exports of equipment, worker safety, privacy of customer information, and the use, storage, discharge and disposal of environmentally sensitive materials. Complying with revisions to laws, rules and regulations could result in an increase in expenses and a deterioration of our financial performance. Failure to comply with applicable laws, rules and regulations could result in substantial liability to us, suspension or cessation of some or all of our operations, restrictions on our ability to expand at present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses or restrictions.
The development or expansion of auction sites depends upon receipt of required licenses, permits and other governmental authorizations. Our inability to obtain these required items could harm our business. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, such development or expansion.
Under some environmental laws, an owner or lessee of, or other person involved in, real estate may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in, or emanating from, the real estate, and related costs of investigation and property damage. These laws often impose liability without regard to whether the owner, lessee or other person knew of, or was responsible for, the presence of the hazardous or toxic substances. Environmental contamination may exist at our owned or leased auction sites, or at other sites on which we may conduct auctions, or properties that we may be selling by auction, from prior activities at these locations or from neighbouring properties. In addition, auction sites that we acquire or lease in the future may be contaminated, and future use of or conditions on any of our properties or sites could result in contamination. The costs related to claims arising from environmental contamination of any of these properties could harm our financial condition and results of operations.

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There are restrictions in the United States and Europe that may affect the ability of equipment owners to transport certain equipment between specified jurisdictions. One example of these restrictions is environmental certification requirements in the United States, which prevent non-certified equipment from entering into commerce in the United States. If these restrictions, or changes to environmental laws, were to inhibit materially the ability of customers to ship equipment to or from our auction sites, they could reduce gross auction proceeds and harm our business.
International bidders and consignors could be deterred from participating in our auctions if governmental bodies impose additional export or import regulations or additional duties, taxes or other charges on exports or imports. Reduced participation by international bidders and consignors could reduce gross auction proceeds and harm our business, financial condition and results of operations.
Disruptions to credit and financial markets and economic uncertainty could harm our operations.
The recent global economic and financial market events have caused, among other things, a general tightening in credit markets, lower levels of liquidity, increases in default and bankruptcy rates, and a level of uncertainty in the used equipment marketplace, all of which may have a negative impact on our operations, financial condition and liquidity and ability to grow our business. Our operations and access to our cash balances in the future are dependent upon the economic viability of our key suppliers and the various financial institutions we utilize. Our future operations may be disrupted if we cannot obtain products and services necessary for our auction operations from our key suppliers, or if we lose access to our cash balances. In addition, our future auction revenues may decrease if our consignors choose not to sell their assets as a result of economic conditions, or if our buyers are unable to obtain financing for assets purchases, or if our customers are in financial distress. In addition, our lenders may be unable to advance funds to us under existing credit facilities, which could harm our liquidity and ability to operate or grow our business. Our customers may decide to delay the sale of excess assets due to the uncertainty in the used equipment marketplace and the reduction in prices which could limit the growth in our gross auction proceeds. The timing and nature of any recovery in credit and financial markets remain uncertain, and there can be no assurance that market conditions will improve in the near future and that our results of operations will not be adversely affected.
Competition in our core markets could result in reductions in our future revenues and profitability.
The used truck and equipment sectors of the global industrial equipment market, and the auction segment of those markets, are highly fragmented. We compete directly for potential purchasers of industrial equipment with other auction companies. Our indirect competitors include equipment manufacturers, other third party methods, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, other third party methods, and equipment owners that have traditionally disposed of equipment in private sales.
Our direct competitors are primarily regional auction companies. Some of our indirect competitors have significantly greater financial and marketing resources and name recognition than we do. New competitors with greater financial and other resources may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. They may also compete against us through internet-based services. If existing or future competitors seek to gain or retain market share by reducing commission rates, we may also be required to reduce commission rates, which may reduce our revenue and harm our operating results and financial condition, or we may lose market share.

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Our substantial international operations expose us to foreign exchange rate fluctuations and political and economic instability that could harm our results of operations.
We conduct business in many countries around the world and intend to continue to expand our presence in international markets, including emerging markets. Fluctuating currency exchange rates, acts of terrorism or war, and changing social, economic and political conditions and regulations, including income tax and accounting regulations, and political interference, may negatively affect our business in international markets and our related results of operations. Currency exchange rate fluctuations between the different countries in which we conduct our operations impact the purchasing power of buyers, the motivation of consignors, asset values and asset flows between various countries, including those in which we do not have operations. These factors and other global economic conditions may harm our business and our operating results.
Although we report our financial results in U.S. dollars, a significant portion of our auction revenues is generated at auctions held outside the United States, mostly in currencies other than the U.S. dollar. Currency exchange rate changes against the U.S. dollar, particularly for the Canadian dollar and the Euro, could affect the presentation of our results in our financial statements and cause our earnings to fluctuate.
Our business could be harmed if we lost the services of one or more key personnel.
The growth and performance of our business depends to a significant extent on the efforts and abilities of our executive officers and senior managers. Our business could be harmed if we lost the services of any of these individuals. We do not maintain key man insurance on the lives of any of our executive officers. Our future success largely depends on our ability to attract, develop and retain skilled employees in all areas of our business, and to plan effectively for succession.
Our internet-related initiatives are subject to technological obsolescence and potential service interruptions and may not contribute to improved operating results over the long-term; in addition, we may not be able to compete with technologies implemented by our competitors.
We have invested significant resources in the development of our internet platform, including our online bidding service. We use and rely on intellectual property owned by third parties, which we license for use in providing our online bidding service. Our internet technologies may not result in any material long-term improvement in our results of operations or financial condition and may require further significant investment to avoid obsolescence. We may also not be able to continue to adapt our business to internet commerce and we may not be able to compete effectively against internet auction services offered by our competitors.
The success of our online bidding service and other services that we offer over the internet, including equipment-searching capabilities and historical price information, will continue to depend largely on the performance and reliability of the hardware and software we utilize, our ability to use suitable intellectual property licensed from third parties, further development and maintenance of our information technology infrastructure and the internet in general. Our ability to offer online services depends on the performance of the internet, as well as some of our internal hardware and software systems.
“Viruses”, “worms” and other similar programs, which have in the past caused periodic outages and other internet access delays, may in the future interfere with the performance of the internet and some of our internal systems. These outages and delays could reduce the level of service we are able to offer over the internet. We could lose customers and our reputation could be harmed if we were unable to provide services over the internet at an acceptable level of performance or reliability.
Our business is subject to risks relating to our ability to safeguard the security and privacy of our customers’ confidential information.
We maintain proprietary databases containing confidential personal information about our customers and the results of our auctions, and we must safeguard the security and privacy of this information. Despite our efforts to protect this information, we face the risk of inadvertent disclosure of this sensitive information or an intentional breach of our security measures.
Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. We may be required to make significant expenditures to protect against security breaches or to alleviate problems caused by any breaches. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.

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The availability and performance of our internal technology infrastructure, as well as the implementation of an enterprise resource planning system, are critical to our business.
The satisfactory performance, reliability and availability of our website, enterprise resource planning system, processing systems and network infrastructure are important to our reputation and our business. We will need to continue to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet increased usage of our online bidding service and other services offered on our website and to implement new features and functions. Our business and results of operations could be harmed if we were unable to expand and upgrade in a timely manner our systems and infrastructure to accommodate any increases in the use of our internet services, or if we were to lose access to or the functionality of our internet systems for any reason.
We use both internally developed and licensed systems for transaction processing and accounting, including billings and collections processing. We have recently improved these systems to accommodate growth in our business. If we are unsuccessful in continuing to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased transaction volumes, it could harm our operations and interfere with our ability to expand our business.
We may incur losses if we are required to make payments to buyers and lienholders because we are unable to deliver clear title on the assets sold at our auctions.
In jurisdictions where title registries are commercially available, we guarantee to our buyers that each item purchased at our auctions is free of liens and other encumbrances, up to the purchase price paid at our auction. If we are unable to deliver clear title, we provide the buyer with a full refund of the purchase price. While we exercise considerable effort to ensure that all liens have been identified and, if necessary, discharged prior to the auction, we occasionally do not properly identify or discharge liens and have had to make payments to the relevant lienholders or purchasers. We will incur a loss if we are unable to recover sufficient funds from the consignors to offset these payments, and aggregate losses from these payments could be material.
We may incur losses as a result of legal and other claims.
We are subject to legal and other claims that arise in the ordinary course of our business. While the results of these claims have not historically had a material effect on our business, financial condition or results of operations, we may not be able to defend ourselves adequately against these claims in the future and we may incur losses. Aggregate losses from and the legal fees associated with these claims could be material.
We do not currently have a fully-implemented business continuity plan, which exposes our business to risks.
We depend on our information and other systems and processes for the continuity and effective operation of our business. We have recently implemented a formal business continuity plan covering most significant aspects of our business that would take effect in the event of a significant interruption to our business, or the loss of key systems as a result of a natural or other disaster. Although we have tested our business continuity plan as part of the implementation, there can be no assurance that it will operate effectively or that our business, results of operations and financial condition will not be materially affected in the event of a significant interruption of our business.

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We are in the process of implementing a formal disaster recovery plan, including a data center co-location that went into effect in 2009. However, our disaster recovery plan is not yet complete. If we were subject to a disaster or serious security breach, it could materially damage our business, results of operations and financial condition.
Our insurance may be insufficient to cover losses that may occur as a result of our operations.
We maintain property and general liability insurance. This insurance may not remain available to us at commercially reasonable rates, and the amount of our coverage may not be adequate to cover all liability that we may incur. Our auctions generally involve the operation of large equipment close to a large number of people, and despite our focus on safe work practices, an accident could damage our facilities or injure auction attendees. Any major accident could harm our reputation and our business. In addition, if we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of our coverage, the resulting costs could harm our results of operations and financial condition.
Certain global conditions may affect our ability to conduct successful auctions.
Like most businesses with global operations, we are subject to the risk of certain global conditions, such as pandemics or other disease outbreaks, that could hinder our ability to conduct our scheduled auctions, or restrict our customers’ travel patterns or their desire to attend auctions. If this situation were to occur, we may not be able to generate sufficient equipment consignments to sustain our business or to attract enough bidders to our auctions to achieve world fair market values for the items we sell. This could harm our results of operations and financial condition.
Our operating results are subject to quarterly variations.
Historically, our revenues and operating results have fluctuated from quarter to quarter. We expect to continue to experience these fluctuations as a result of the following factors, among others:
•	the size, timing and frequency of our auctions;
•	the seasonal nature of the auction business in general, with peak activity typically occurring in the second and fourth calendar quarters, mainly as a result of the seasonal nature of the construction and natural resources industries;
•	the performance of our underwritten business (guarantee and outright purchase contracts);
•	general economic conditions in our markets; and
•	the timing of acquisitions and development of auction facilities and related costs.
In addition, we usually incur substantial costs when entering new markets, and the profitability of operations at new locations is uncertain as a result of the increased variability in the number and size of auctions at new sites. These and other factors may cause our future results to fall short of investor expectations or not to compare favourably to our past results.

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We may not continue to pay regular cash dividends.
We declared and paid total quarterly cash dividends of $0.38 per outstanding common share in 2009. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors, after taking into account our operating results, financial condition, cash requirements, financing agreement restrictions and other factors our Board may deem relevant. We may be unable or may elect not to continue to declare and pay dividends, even if necessary financial conditions are met and sufficient cash is available for distribution.
The impact of the adoption of International Financial Reporting Standards IFRS in 2011 is uncertain.
We, as a publicly accountable Canadian enterprise, are required by the Canadian Accounting Standards Board to adopt IFRS beginning January 2011. We have not yet determined the full impact of the adoption of IFRS on our consolidated financial statements.

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